SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  ______________________________________________

FORM 11-K

______________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 001-11713

______________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT PLAN FOR OCEANFIRST BANK

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
OceanFirst Financial Corp.
110 West Front Street, Red Bank, New Jersey 07701

REQUIRED INFORMATION
Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

(a)Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2025 and December 31, 2024 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended and the Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year).
Exhibits
The following exhibits are filed as part of this report.

23.1	Consent of Forvis Mazars, LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 17, 2026	Retirement Plan for OceanFirst Bank

By:
Lauren Bell
Plan Administrator

RETIREMENT PLAN FOR OCEANFIRST BANK
Financial Statements and Schedule
December 31, 2025 and 2024
(With Report of Independent Registered
Public Accounting Firm Thereon)

RETIREMENT PLAN FOR OCEANFIRST BANK
December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

Plan Participants and
Retirement Plan Administrative Committee
OceanFirst Bank

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Retirement Plan for OceanFirst Bank (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2025.

Iselin, New Jersey

June 17, 2026

RETIREMENT PLAN FOR OCEANFIRST BANK
Statements of Net Assets
Available for Plan Benefits

	December 31, 2025	December 31, 2024
Assets:
Investments, at fair value:
Collective trust funds	$4,731,716	$3,983,627
Mutual funds	118,650,066	93,508,630
OceanFirst Financial Corp. common stock fund	4,769,016	4,822,883
Total investments, at fair value	128,150,798	102,315,140
Insurance company pooled separate accounts, at contract value	5,787,728	5,262,199
Contributions receivable from employer	145,556	70,330
Notes receivable from participants	2,080,255	1,957,009
Accrued interest receivable	3,447	3,113
Net assets available for plan benefits	$136,167,784	$109,607,791
See accompanying notes to financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK
Statements of Changes in Net Assets
Available for Plan Benefits

	For the Year Ended December 31,
	2025	2024
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$15,690,060	$10,993,430
Dividends	2,026,894	1,886,596
Total investment income	17,716,954	12,880,026
Interest income on notes receivable	166,476	134,903
Contributions:
Employer contributions	2,602,015	2,292,376
Employee contributions	7,697,395	6,727,101
Employee rollover contributions	1,901,885	597,524
Total contributions	12,201,295	9,617,001
Total additions to net assets	30,084,725	22,631,930
Deductions from net assets attributed to:
Benefits to participants	8,442,335	11,048,191
Expenses	221,157	241,212
Total deductions	8,663,492	11,289,403
Net increase before transfers	21,421,233	11,342,527
Transfer from acquired plans	5,138,760	—
Net assets available for plan benefits at beginning of year	109,607,791	98,265,264
Net assets available for plan benefits at end of year	$136,167,784	$109,607,791
See accompanying notes to financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements

(1)Plan Description
The Retirement Plan for OceanFirst Bank (“the Plan”) is a voluntary, participant-directed defined contribution plan sponsored by OceanFirst Bank N.A. (“OceanFirst” or “the Bank”) for employees of the Bank. The Bank is also the Plan Administrator.
In the prior period, the Plan reported its investment in a pooled separate account group annuity contract (“Anchor Account”) issued by New York Life Insurance Company (“New York Life”) at fair value within the fair value hierarchy. Management determined it met the criteria of a fully-benefit responsive investment contract and accordingly has been presented at contract value. Prior period amounts have been revised to reflect this change. This revision did not impact net assets available for plan benefits.
(a)General
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan which became effective on September 1, 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Employees of OceanFirst who have attained the age of 21 and are expected to work 1,000 hours in the 12-month period following the employee’s employment date may join the Plan after completing three months of service, as defined.
(b)    Mergers
On August 1, 2024, OceanFirst acquired Garden State Home Loans (“GSHL”), which was then merged into OceanFirst. Effective April 1, 2025, the Garden State Home Loans 401(k) Profit Sharing Plan and Trust (the “GSHL Plan”) was merged into the Plan. All participants of the GSHL Plan became participants of the Plan and all assets, liabilities, and participant account balances of the GSHL Plan were transferred to the Plan as soon as practicable following April 1, 2025, in accordance with the prior recordkeeper’s liquidation schedule. The net assets transferred into the Plan totaled approximately $2.5 million. Certain protected benefits under the GSHL Plan remain in place including rollover assets will continue to be available for distributions without restrictions, and that all elections, waivers, consents, designations, directions, qualified domestic relations orders and other exercises of rights and privileges under the GSHL Plan and Trust shall be deemed effective in the Retirement Plan for OceanFirst Bank as of the date of merger.
On October 1, 2024, OceanFirst acquired Spring Garden Capital Group, LLC (“Spring Garden”), which was then merged into OceanFirst. Effective September 1, 2025, the Spring Garden Lending Group 401(k) Retirement Plan (the “Spring Garden Plan”) was merged into the Plan. All participants of the Spring Garden Plan became participants of the Plan and all assets, liabilities, and participant account balances of the Spring Garden Plan were transferred to the Plan as soon as practicable following September 1, 2025, in accordance with the prior recordkeeper’s liquidation schedule. The net assets transferred into the Plan totaled approximately $2.6 million. Certain protected benefits under the Spring Garden Plan remain in place including: rollover assets will continue to be available for distributions without restrictions, and that all elections, waivers, consents, designations, directions, qualified domestic relations orders and other exercises of rights and privileges under the Spring Garden Plan shall be deemed effective in the Retirement Plan for OceanFirst Bank as of the date of merger.
(c)    Employee Contributions
Participants may contribute, as pre-tax and/or Roth contributions, from 1% to 100% of earnings (as defined), subject to Internal Revenue Service limitations of $23,500 in 2025 and $23,000 in 2024 per participant plus an additional $7,500 in both 2025 and 2024 for participants over 50 years of age. For 2025 a higher catch-up limit of $5,250 applies for participants aged 60-63. A participant may direct their contributions among the Plan investments in any manner they desire. Employees are automatically enrolled in the Plan upon meeting the eligibility requirements. Unless otherwise elected, the initial contribution is 3% of pre-tax earnings, increasing by 1% annually until a cap of 6% is reached. Unless otherwise elected, these contributions are invested in an American Funds Retirement Target Fund based on the year the employee turns 65.
(d)    Employer Contributions
The Bank provides a matching contribution to participants equal to 100% of the first 1%% of employee contributions and 50%% on the next 5%% of employee contributions. Effective January 1, 2022, at the end of each plan year the Bank provides an additional safe harbor true-up matching contribution to ensure eligible participants who changed or stopped their deferral contributions, or elected to contribute the maximum contribution allowed by the Plan, receive the

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

full matching contribution to which they are entitled. The Bank’s safe harbor true-up contribution related to the years ended December 31, 2025 and 2024 was paid in March 2026 and April 2025, respectively, in the amount of $143,623 and $100,744, of which $132,857 and $70,330 was funded through employer contributions and the remainder was funded through forfeitures. There were no non-elective contributions made by the Bank for the years ended December 31, 2025 and 2024.
(e)    Vesting
Employer matching contributions are fully vested after two years of service (a year of service is defined as 1,000 hours worked during a consecutive 12-month period starting from the participant’s date of hire or the anniversary of that date). Participant’s contributions are fully vested at all times. Non-elective contributions are vested on a graded schedule and are fully vested after 6 years of service.
(f)    Forfeitures
At December 31, 2025 and 2024, forfeited non-vested accounts totaled $8,464 and $32,449, respectively. These accounts will be used to pay future Plan expenses or reduce employer contributions. During the year ended December 31, 2025, forfeited non-vested amounts totaled $3,810 and earnings on the forfeiture account totaled $2,308. Total forfeitures used to pay administrative expenses totaled $3,874.
(g)    Investment Options
Under the terms of an agreement between Transamerica and OceanFirst, Transamerica is authorized to execute and enter into any and all agreements for the purpose of effecting the Plan. All monies contributed to the Plan are invested in either the OceanFirst Financial Corp. Common Stock Fund, pooled separate accounts, collective trust funds or mutual funds in accordance with employee investment elections.
(h)    Notes Receivable from Participants
Participants may borrow up to 50% of the value of their vested account balance in the Plan, subject to certain limitations defined in the Plan. Loans must be repaid with interest over a term not to exceed five years, except for a loan for a principal residence which may be repaid over a longer period of time, as established by the Plan. Notes receivable are recorded at their outstanding principal balance plus accrued interest. The interest rate charged on the loan is generally set at the current prime rate plus 1%. At December 31, 2025, the notes receivable carried interest rates of 4.25% to 9.50% with maturities through March 2035. At December 31, 2024, the notes receivable carried interest rates of 4.25% to 9.50% with maturities through January 2034.
(i)    Benefit Payments/Withdrawal
Participants are entitled to receive their vested account balance in a lump sum upon separation from service for any reason, including disability and death. The benefit to which a participant is entitled is the vested benefit that can be provided from a participant’s account. Benefit payments are recorded when paid.
Participants may request the withdrawal of any vested amount from their account for financial hardship, as defined by the Plan, subject to written approval from Transamerica Retirement Solutions Corporation (“Transamerica”), the Plan’s service provider and record keeper.
(j)    Participant Accounts
A participant’s account is credited with their employee contributions and employer contributions, plus any accumulated investment earnings or losses on those contributions.
(k)    Excess Contributions
Excess contributions above plan limits are refunded to participants. There were $2,141 of excess contributions for the year ended December 31, 2025 which were refunded during the plan year, and none for the year ended December 31, 2024.
(2)Summary of Significant Accounting Policies
(a)Basis of Presentation

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.
(b)Investments
Under the terms of an agreement between Transamerica and OceanFirst, Transamerica maintains separate pooled accounts into which certain of the contributions made by OceanFirst on behalf of its employees and contributions made by OceanFirst employees are invested. Other contributions may be made directly to trust funds managed by State Street Bank and Trust Company or to various mutual funds. Additionally, OceanFirst has appointed State Street Bank and Trust Company as custodian for the OceanFirst Financial Corp. Common Stock Fund.
Investments are stated at fair value, with the exception of the pooled separate account detailed below. Interest income is recognized in the period earned. Dividend income is recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Under the terms of the agreement with Transamerica, the Plan entered into an Anchor Account issued by New York Life, which qualifies as fully-benefit responsive investment contract. Transamerica maintains the contributions to the Anchor Account in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Anchor Account invests in a diversified portfolio of high-quality, fixed-income securities which is represented by contributions plus a fixed rate of interest, less distributions from and administrative expenses of the contract. New York Life is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The Anchor Account is stated at contract value and there are no reserves against contract value for credit risk of the contract issuer or otherwise. There are no additional restrictions that would limit the ability of the Plan to transact at contract value with the issuer. Management believes there are no events and circumstances that would allow the issuer to terminate the pooled separate account group annuity contract with the Plan and settle at an amount different from contract value.
(c)Risks and Uncertainties
The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates, as well as general levels of inflation, have a significant impact on the Plan’s performance. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
(d)Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(e)Party-in-Interest Transactions
Certain Plan investments are managed by Transamerica Financial Life Insurance Co., an affiliate of Transamerica and by State Street Bank and Trust. Transamerica is the trustee as defined by the Plan and State Street Bank and Trust is the custodian for the OceanFirst Financial Corp. Common Stock Fund and, therefore, these transactions qualify as party-in-interest transactions.
(f)Recent Accounting Pronouncements
None noted.
(3)Plan Termination

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

OceanFirst expects to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan at any time. In the event of dissolution of the Plan, the accounts shall be revalued as if the termination date were a valuation date, the participant account balances will become fully vested and shall be distributed.
(4)Federal Income Taxes
The Plan is a prototype plan, which qualifies under the provisions of Section 401 of the Internal Revenue Code and the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and are qualified under the applicable provisions of the Internal Revenue Code.
U.S. GAAP requires the plan administrator to evaluate tax positions taken or expected to be taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2022.
(5)Plan Expenses
Costs of services rendered on behalf of the Plan are either paid using forfeitures or by OceanFirst except for participant transaction charges which are paid by the participant. Additionally, OceanFirst provides, without charge, personnel and office facilities for the administration of the Plan. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are paid through the funds themselves and are reflected in the net asset value of the funds and included in net appreciation in fair value of investments.
(6)Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.
The use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach are required. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability and developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy has been established for valuation inputs that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Movements within the fair value hierarchy are recognized at the end of the applicable reporting period. There were no changes in fair value methodologies used at December 31, 2025 and 2024 and no transfers between the levels of the fair value hierarchy for the years ended December 31, 2025 or 2024. The fair value hierarchy is as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.
Level 3 – Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities.
A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is as follows:
In general, fair value is based upon unadjusted quoted prices, where available. If such quoted prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Plan’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Collective Trust Fund – The investments are valued at a daily calculated net asset value based on the fair value of the underlying investments.
Mutual Funds – The investment is valued based on unadjusted quoted prices through the National Securities Clearing Corporation.
OceanFirst Financial Corp. Common Stock Fund – The fair value of OceanFirst Financial Corp. Common Stock Fund is based on the year end closing price of OceanFirst Financial Corp. common stock and monies held in the State Street Bank and Trust money market fund used to meet daily liquidity needs. The common stock is valued based on the unadjusted quoted market price of shares trading in active markets at year end. The OceanFirst Financial Corp. Common Stock Fund is tracked on a unitized basis, which allows for daily settling of trades by participants.
Fair value estimates are made at a point in time, based on relevant market data as well as the best information available about the security. Fair value estimates for securities for which limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, credit and interest rate risks, and other factors. These estimates involve significant uncertainties and judgments and cannot be determined with precision. As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the security.
The following tables summarize financial assets measured at fair value on a recurring basis as of December 31, 2025 and 2024 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
December 31, 2025
Mutual funds	$118,650,066	$—	$—	$118,650,066
OceanFirst Financial Corp. common stock fund:
OceanFirst Financial Corp. common stock	4,626,664	—	—	4,626,664
Money market fund	142,352	—	—	142,352
Total investments in the fair value hierarchy	123,419,082	—	—	123,419,082
Collective trust funds – target dated (1)	—	—	—	4,731,716
Total investments at fair value	$123,419,082	$—	$—	$128,150,798
December 31, 2024
Mutual funds	$93,508,630	$—	$—	$93,508,630
OceanFirst Financial Corp. common stock fund:
OceanFirst Financial Corp. common stock	4,705,289	—	—	4,705,289
Money market fund	117,594	—	—	117,594
Total investments in the fair value hierarchy	98,331,513	—	—	98,331,513
Collective trust funds – target dated (1)	—	—	—	3,983,627
Total investments at fair value	$98,331,513	$—	$—	$102,315,140

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient to fair value have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
(7)Subsequent Events
On June 1, 2026 OceanFirst Financial Corp. acquired Flushing Financial Corporation (“Flushing”) and anticipates the former Flushing 401(k) Plan will be merged with the OceanFirst Plan in 2026.

RETIREMENT PLAN FOR OCEANFIRST BANK
Schedule H, Line 4(i) – EIN #21-0607451
Schedule of Assets (Held at End of Year)
December 31, 2025

Identity of Issuer	Description of Investments	Number of Units	**	Current Value
New York Life	New York Life Anchor	5,714,095		$5,787,728
Insurance company pooled separate accounts total				5,787,728
Columbia	Columbia Trust Dividend Income	229,252		4,523,144
Reliance/MetLife	Reliance/Metlife Stable	1,006		208,572
Collective trust funds total				4,731,716
American Beacon	American Beacon Small Cap	1,018		23,809
American Funds	2010 Target Date Retirement Fund	55,673		683,113
American Funds	2015 Target Date Retirement Fund	110,283		1,420,442
American Funds	2020 Target Date Retirement Fund	238,354		3,391,775
American Funds	2025 Target Date Retirement Fund	869,142		14,045,333
American Funds	2030 Target Date Retirement Fund	860,524		16,152,036
American Funds	2035 Target Date Retirement Fund	688,844		14,465,732
American Funds	2040 Target Date Retirement Fund	405,200		9,376,336
American Funds	2045 Target Date Retirement Fund	529,977		12,756,555
American Funds	2050 Target Date Retirement Fund	286,087		6,791,695
American Funds	2055 Target Date Retirement Fund	135,520		4,084,583
American Funds	2060 Target Date Retirement Fund	150,579		3,089,876
American Funds	2065 Target Date Retirement Fund	3,059		61,723
American Funds	2070 Target Date Retirement Fund	947		12,220
American Funds	EuroPacific Growth	1,306		79,088
American Funds	New World Fund	2,335		217,509
Cohen & Steers	Cohen & Steers Real Estate Securities	7,113		123,559
Dimensional	DFA Inflation Protected Securities	90,541		1,005,905
Fidelity	Fidelity 500 Index	32,928		7,827,618
Fidelity	Fidelity International Index	34,585		2,102,762
Fidelity	Fidelity Mid Cap Index	31,403		1,159,707
Fidelity	Fidelity Small Cap Index	105,006		3,247,840
Fidelity	Fidelity US Bond Index	19,777		208,843
Hood River	Hood River Small-Cap	4,343		387,535
Janus Henderson	Janus Henderson Enterprise	2,222		320,569
JPMorgan	Large Cap Growth Fund	95,687		8,271,142
MFS	MFS Mid Cap	43,343		1,354,463
Prudential	Prudential High-Yield	78,933		382,827
Prudential	Prudential Total Return Bond	119,434		1,454,711
State Street	Instl US Govt Money Market	—		6,465
T. Rowe Price	T. Rowe Price U.S. Equity Research I	61,506		4,144,295
Mutual funds total				118,650,066
*OceanFirst Financial Corp.	Common Stock Fund:
	OceanFirst Financial Corp. Common Stock			4,626,664
	Money Market Fund			142,352
		60,752		4,769,016
*Notes receivable from participants	Notes receivable with maturities through March 2035 and with interest rates from 4.25% to 9.50%	—		2,080,255
Total plan assets				$136,018,781
* A party-in-interest as defined by ERISA.
** Cost information is not required for participant-directed investments and loans, and therefore it is not included.
See accompanying report of independent registered public accounting firm.